FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ending June 30, 2011

Commission File Number: 0-28542

ICTS International N.V.

(Translation of registrant’s name into English)

Biesbosch 225, 1181 JC Amstelveen, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)
	June 30,	December 31,
	2011	2010
	(US $ in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,928	$4,583
Restricted certificate of deposit	-	3,500
Accounts receivable, net	13,790	12,230
Deferred tax assets	158	151
Prepaid expenses and other current assets	1,978	1,016
Total current assets	$19,854	$21,480

Property and equipment, net	1,689	1,542
Restricted certificate of deposit	3,500	-
Goodwill	314	314
Other assets	861	648
Total assets	$26,218	$23,984

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Notes payable - bank	$8,143	$6,663
Accounts payable	4,020	2,658
Accrued expenses and other current liabilities	14,628	13,028
Income taxes payable	10,783	11,070
Total current liabilities	$37,574	$33,419

LONG-TERM LIABILITIES:
Convertible notes payable to related party, including accrued interest	18,944	14,810
Liability to United States Department of Labor	1,005	1,184
Other liabilities	113	105
Total liabilities	$57,636	$49,518

SHAREHOLDERS' DEFICIENCY:
Common stock, 0.45 Euro par value; 17,000,000 shares authorized;
8,009,185 shares issued and outstanding as of June 30, 2011 and
December 31, 2010	4,475	4,475
Additional paid-in capital	20,845	20,845
Accumulated deficit	(49,893)	(44,028)
Accumulated other comprehensive loss	(6,845)	(6,826)
Total shareholders' deficiency	(31,418)	(25,534)
Total liabilities and shareholders' deficiency	$26,218	$23,984

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(US $ in thousands, except share and per share data)

	Six months ended	Six months ended
	30 June 2011	30 June 2010

Revenue	$51,734	$47,560
Cost of revenue	45,902	41,426
GROSS PROFIT	5,832	6,134
Operating expenses:
Research and development	1,189	892
Selling, general and administrative	8,676	6,862
Settlement loss, net	-	1,500
Total operating expenses	9,865	9,254
OPERATING LOSS	(4,033)	(3,120)
Other expenses, net	(1,720)	(336)
LOSS BEFORE EQUITY LOSS FROM INVESTMENT IN AFFILIATE
AND INCOME TAX EXPENSE	(5,753)	(3,456)
Equity loss from investment in affiliate	-	(675)
Income tax expense	(112)	(236)
LOSS FROM CONTINUING OPERATIONS	(5,865)	(4,367)
Loss from discontinued operations	-	(90)
NET LOSS	$(5,865)	$(4,457)

LOSS PER SHARE - BASIC AND DILUTED
Continuing operations	$(0.73)	$(0.55)
Discontinued operations	$0.00	$(0.01)
Net loss	$(0.73)	$(0.56)

Weighted average number of shares outstanding	8,009,185	7,890,137

COMPREHENSIVE LOSS
Net loss	$(5,865)	$(4,457)
Translation adjustment	(19)	172
Comprehensive loss	$(5,884)	$(4,285)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (U.S. dollars in Thousands)

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2011 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America or US GAAP for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2011 and the results of operations for the six month then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company for the year ended December 31, 2010 which are included in the Company’s Form 20-F filed with the Securities and Exchange Commission. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2011.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC.

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company”) operate in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in the United States of America and Europe. The technology segment is predominantly involved in the development and sale of identity security software to financial institutions and other authorities.

Overview

Revenue - Revenue for the period ended June 30, 2011 was $51.7 million compared to $47.6 million in the first six months of 2010. Increase was achieved mainly by $3.6 million increase in revenues of the European activities and $0.5 million increase from the U.S. activities, compared to the 2010 comparable period. Increase in revenue was achieved by increase of activities in existing locations as well as new operations in new locations as Denmark and Portugal. In addition, the European results were affected by the translation of the Euro to the Dollars, as this year, the exchange rate increased by 5.6% increasing revenues by approximately $1.7 million.

Cost of revenue - Cost of revenue for the period ended June 30, 2011 was $45.9 million (88.7% as percentage of revenue) compared to $41.4 million (87.1% as percentage of revenue) for the first six months of 2010. Cost of revenue as percentage of revenue increased this period mainly because of increase of labor costs in the European operations and costs generated by our new operations established during this period.

Research and Development (“R&D”) - R&D expenses for the period ended June 30, 2011 were $1.2 million (2.3% as percentage of revenue) compared to $0.9 million (1.9% as percentage of revenue) for the first six months of 2010. Increase of R&D relates mainly to increase of labor costs following increase in the number of employees working for the Technology segment.

Selling, general and administrative expenses (“SG&A”) - SG&A expenses were $8.7 million for the period ended June 30, 2011 (16.8% as percentage of revenue) compared to $6.9 million (14.4% as percentage of revenue) for the first six months of 2010. Increase of SG&A relate mostly to increase of labor expenses in the European activities and to penalties accrued for late payments in the US, an issue which was solved in May 2011, after our American subsidiary replaced its line of credit as mentioned in the Company’s 6-K report filed with the Securities and Exchange Commission on May 31, 2011.

Settlement loss, net - During 2010 the Company reached an agreement with the U.S Department of Labor (“DOL”) and the US Transportation Security Administration (“TSA”). As part of the agreement, a receivable of $3.0 million from the TSA was eliminated and a liability to the DOL was decreased from $3.0 million to $1.5 million. The financial affect of those agreements totaled in a onetime expense of $1.5 million which was reflected in the results of the first six months of 2010.

Other expenses, net - Other expenses, net include interest to banks and related party regarding the Company’s loans, exchange rate expenses and bank charges. Other expenses, net, were $1.7 million for the first six months of 2011 compared to $0.3 million for the comparable period ending June 30, 2010.

Interest expenses to related party totaled $0.6 million in the first six months of 2011 compared to $0.3 million in the comparable period of 2010. Increase in interest expenses to related party reflects the increase in the Company’s debt to the related party from $11.9 million as of June 30, 2010 to $18.9 million as of June 30, 2011.

Exchange rate expenses during the first six months of 2011 totaled $0.7 million compared to exchange rate income of $0.2 million at the 2010 comparable period.

Other interest expenses and bank charges totaled $0.4 million in the first six months of 2011 compared to $0.2 million in the comparable period of 2010. Interest expenses and bank charges increased due to line of credit with Bank of America which expired in the beginning of 2011 and was extended until May 2011 in less preferable terms than the original line of credit. In May 2011, the Company replaced its line of credit with Bank of America and received a new line of credit in preferred terms.

Equity loss from investment in affiliates - The Company suspended its use of the equity method to account for its investment in Inksure Technologies, Inc. (“Inksure”) in 2007 after its investment balance was reduced to zero. In March 2010, the Company purchased 5,400,000 shares of common stock for $0.7 million pursuant to a private placement of Inksure’s securities. The additional investment was allocated to fund prior losses that were incurred after the suspension of the equity method. Accordingly, the Company recognized an equity loss from investment in affiliate of $0.7 million for the year ended December 31, 2010.

Income tax expense - Income tax expense was $0.1 million for the period ended June 30, 2011 compared to $0.2 million for the 2010 comparable period. The decrease of the expenses relates to income taxes payable in different locations in Europe and the Far East and based on the local tax requirements in the different countries.

Loss from continued operations - As a result of the above, ICTS' loss from continued operations amounted $5.9 million for the first six months of 2011, compared to $4.4 million loss for the first six months of 2010.

Loss from discontinued operations - During the first six months of 2010, the Company had $0.1 million expenses from its discontinued operations.

Net Loss - As result of the above, ICTS' loss amounted $5.9 million for the first six months of 2011, compared to net loss of $4.5 million for the comparable period of 2010.

Segment and Geographical Information:

The Company operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Technology. The Corporate segment does not generate revenue and contains primarily non operational expenses. The Airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly the United States of America, Europe and the Far East. The Technology segment is predominantly involved in the development and sale of identity security software to financial institutions and other authorities, predominantly in Europe and Israel. All inter – segment transactions are eliminated in consolidation.

	Corporate	Airport Security and Other Aviation Services	Technology	Total
Six months ended June 30, 2011:
Revenue	$ -	$ 51,451	$ 283	$ 51,734
Depreciation and amortization	5	262	17	284
Loss from continuing operations	(2,204)	(1,380)	(2,281)	(5,865)
Total assets	533	25,066	619	26,218

Six months ended June 30, 2010:
Revenue	$ -	$ 47,310	$ 250	$ 47,560
Depreciation and amortization	6	342	23	371
Loss from continuing operations	(1,457)	(917)	(1,993)	(4,367)
Total assets	995	22,088	587	23,670

Revenue by country is summarized as follows:

	Six months ended June 30,
	2010	2009
United States of America	$17,598	$17,077
Netherlands	23,133	20,686
Other	11,003	9,797
Total	$51,734	$47,560

signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Raanan Nir

Raanan Nir, Managing Director

Dated: December 20, 2011